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                                                                    EXHIBIT 99.2

[REXENE LETTERHEAD]

July 25, 1996


Dear Fellow Shareholder:

Your company is in the process of implementing a strategic plan designed to build and deliver greater value for you, its owners. As we have reported previously to you, we are committed to maximizing shareholder value by focusing existing assets on the higher margin niches of the markets in which we compete, widening the range of polymer and film products Rexene can offer to existing and new customers and lowering production costs. More specifically, we have:

o Continued to refocus our existing polyethylene, polypropylene, and plastic film businesses on global opportunities to take advantage of expanded and improved production capabilities.

o Expanded our propylene derivatives businesses with the doubling of our REXTAC(R) polymers capacity to 60 million pounds and the construction of our new 60-75 million pound REXflex(R) polymer plant scheduled to begin production by the end of the year.

o Begun a modernization and improvement program that is expected to expand ethylene production capacity by approximately 360 million pounds/year and reduce production costs by an estimated $25 million per year, by 1998.

o Entered into a licensing agreement with DSM/Stamicarbon to become the first U.S. producer of 'compact process' linear low density polyethylene (LLDPE). We will be building a new 220 million pounds/year LLDPE production plant which is scheduled for completion in 1998.

o Signed a letter of intent with MAPCO Natural Gas Liquids to expand our existing fractionation capacity to 80,000 barrels/day from 25,000 barrels/day. This will enhance our ability to secure a long-term economical supply of feedstocks.

Now, just as the Company is on the verge of reaping the rewards of these investments, the Huntsman Corporation has made a proposal to acquire your company for $14 a share, our trading price on March 18 of this year. YOUR BOARD OF DIRECTORS, COMMITTED TO ACT IN YOUR BEST INTEREST AND WITH INTIMATE KNOWLEDGE OF OUR STRATEGIC PLAN AND ITS EXPECTED FINANCIAL RETURNS TO YOU, HAS DETERMINED THAT THIS PROPOSAL IS NOT IN YOUR BEST INTEREST AND THAT THIS IS NOT THE TIME TO ENGAGE IN THIS KIND OF TRANSACTION.
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YOU SHOULD KNOW THAT JUST THIS YEAR ALONE OUR STOCK HAS TRADED AT PRICES
GREATER THAN THE PRICE OFFERED BY MR. HUNTSMAN. IN RECENT MONTHS, OUR STOCK PRICE REACTED TO THE INITIAL CAPITAL COSTS ASSOCIATED WITH THE SIGNIFICANT INVESTMENTS WE HAVE MADE AND TO THE DOWNTURN IN THE COMMODITY CHEMICAL PRICE CYCLE. While we obviously cannot predict the market, we believe that our investments, together with positive changes in the pricing environment, should result in an improving stock price within a reasonable period of time.

The Huntsman Corporation has a fine record in our industry - but do not be misled: its management has built the company largely by buying assets at bargain prices at the bottom of the chemical cycle. Mr. Huntsman's obligation, as Chairman of a private, family-owned company, is to his family, not to you. The Huntsman Corporation has every incentive to try to buy Rexene as inexpensively as possible. Your Board has the incentive and legal obligation to protect and serve your best interests.

YOUR BOARD OF DIRECTORS AND MANAGEMENT WILL CONTINUE TO ACT IN THE INTERESTS OF ALL REXENE SHAREHOLDERS AND TAKE ALL NECESSARY STEPS TO PROTECT THAT INTEREST. We are focused on making Rexene one of the strongest industry competitors and on assuring that you, our shareholders, receive full value for your investment in Rexene.


Sincerely,


/s/ ANDREW J. SMITH
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Andrew J. Smith